May 31, 2006

BY EDGAR

Linda Cvrkel, Esq.
Branch Chief
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	Republic Airways Holdings Inc.
Form 10-K for the year ended December 31, 2005
Filed February 27, 2006
File No.000-49697

Dear Ms. Cvrkel,

On behalf of Republic Airways Holdings Inc. (the “Company”), we are writing in response to comments of the Staff set forth in their letter of May 15, 2006. Following are the Company’s responses to the comments of the Staff, numbered to coincide with the numbers in the Staff’s letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Results of Operations, page 40

1.               Revise future filings to provide a more detailed discussion of the significant changes in revenue and expense amounts each period. Where changes in revenue and expense amounts are related to several factors, each significant factor should be separately quantified and discussed. For example, we note that aircraft and engine rent increased significantly from 2003 to 2004 due in part to the addition of jets and was offset by the termination of other jets and routes. Please discuss and quantify all significant changes in future filings.

RESPONSE:

The Company will comply with this comment in future filings.

Critical Accounting Policies, page 43

2.               You disclose that the residual value of intangible commuter slots will be assessed annually for impairment. Please confirm, and disclose in future filings, that you will assess the carrying value of commuter slots for impairment annually, if true.

RESPONSE:

The Company will assess the carrying value of commuter slots annually for impairment. We will disclose this in future filings.

Financial Statements, page 46
Notes to Consolidated Financial Statements, page 52
Note 1. Organization and Business, page 52

3.               Please refer to the second paragraph of Note 1. You disclose that Republic Airways Holdings and Shuttle America were commonly controlled by Wexford Capital LLC; therefore, the acquisition was accounted for similar to a pooling of interests. In this regard, explain how you determined that Republic and Shuttle were commonly controlled by Wexford Capital LLC. We may have further comments.

RESPONSE:

Wexford Capital LLC is the general partner for each of the investment funds which own WexAir LLC. WexAir LLC beneficially owned 61.2% of the outstanding common shares of Republic Airways Holdings on the date of acquisition of Shuttle America Corporation (“Shuttle”). Wexford Capital LLC owned 100% of Shuttle Acquisition LLC, which owned 100% of Shuttle at the date of acquisition of Shuttle. The investment fund partnership agreements effectively give the general partner of Wexford Capital LLC authority to vote all the shares of Shuttle Acquisition LLC. In addition, at the time of acquisition, Wexford Capital LLC had 50% of the board seats on Republic Airways Holding’s board of directors which gave them significant control over Republic Airways Holdings. Accordingly, the Company determined that both Republic Airways Holdings and Shuttle Acquisition LLC were under common control by Wexford Capital LLC and, therefore, the acquisition of Shuttle was accounted for in a manner similar to a pooling of interests.

Note 2. Summary of Significant Accounting Policies, page 53
Revenue Recognition, page 54

4.               We note from page 34 that you have granted American Airlines a monthly rebate in exchange for agreeing to extend the date of their early termination right. Please provide us with further details concerning this arrangement including the amount of the rebate, how it is determined (e.g. fixed or calculated monthly), and where the rebate is reflected in your financial statements. In future filings, please disclose this amount, if significant.

RESPONSE:

On October 28, 2003, the Air Services Agreement between Chautauqua Airlines, Inc. (“Chautauqua”), a subsidiary of Republic Airways Holdings, and American Airlines (“American”) was amended to extend the early termination notice option that American held from September 30, 2005 to September 30, 2008. In return for this extension, American received from Chautauqua, financial concessions in the form of a rebate of 100% of the “passenger stipend”. The concessions were effective July 1, 2003, and are in effect until the termination of the agreement.

The total amount of concessions given in this form was approximately $2.7 million, $4.5 million, and $4.9 million for the years ended December 31, 2003, 2004, and 2005 respectively. The amounts are recorded and will be recorded in our financial statements as a reduction in Passenger Revenue.

8909 Purdue Rd. Suite 300 Indianapolis, Indiana 46268 Tele: 317-484-6000 Fax: 317-484-6040 www.rjet.com

For the first 12 months of concessions, no cash was rebated to American. The total amount of concessions from July 2003 through June 2004 was approximately $5.0 million. This amount is recorded on the balance sheet as a liability and is included in “Accrued Liabilities”. It will be paid to American at the earlier date of American meeting certain cash flow financial metrics or September 30, 2008.

5.               Please tell us if the right of offset you refer to in the second paragraph of page 11 is also part of your arrangement with American Airlines. Fully explain how the right of offset American has impacts your financial statements.

RESPONSE:

The right of offset referred to in the second paragraph of page 11 describes American’s right to offset payments that Chautauqua owes American against payments that American owes Chautauqua. It refers to the actual cash settlement process. Republic Airways Holdings records amounts owed to American as liabilities and amounts due from American as receivables. Republic Airways Holdings does not have the right of offset with American and records receivables and payables with American gross on the Company’s balance sheet.

Note 6. Debt, page 57

6.               We note that your total debt balances have increased by approximately $500 million from December 31, 2004 to December 31, 2005. If debt financing was used to purchase 34 aircraft for $616,010 during 2005, tell us why the purchase price of the aircraft is not reflected in the investing section of your cash flow statement and the related borrowings for the purchases are not reflected in the financing section of your 2005 cash flow statement. If the increase in your total debt and aircraft and other equipment from fiscal year 2004 to 2005 primarily relates to your acquisition of Shuttle America, please confirm this fact and revise future filings accordingly. We may have further comments.

RESPONSE:

The debt financing used to purchase 34 aircraft during 2005 was obtained by direct financing transactions whereby payment for the 34 aircraft acquired by the Company was made directly to the aircraft manufacturer by the lenders. The debt and aircraft additions relating to the 34 aircraft were disclosed on page 54 in footnote 2 to the Company’s consolidated financial statements under Supplemental Cash Flow Information as non-cash transactions pursuant to paragraph 3L of SFAS 95.

Very truly yours,

/s/ ROBERT H. COOPER
Robert H. Cooper
Executive Vice President & Chief Financial Officer

8909 Purdue Rd. Suite 300 Indianapolis, Indiana 46268 Tele: 317-484-6000 Fax: 317-484-6040 www.rjet.com